Registration No.  333-44220
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 453

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 26, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                        Enhanced Index Portfolio

                                 FT 453

FT 453 is a series of a unit investment trust, the FT Series. FT 453 consists of a single portfolio known as Enhanced Index Portfolio (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") of companies selected through a combination of strategies developed by the Nike Securities Strategy Research Team. The Trust seeks to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                FIRST UNION(registered trademark) SECURITIES


            The date of this prospectus is September 26, 2000

                       Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            9
Portfolio                                                9
Risk Factors                                            12
Hypothetical Performance Information                    13
Portfolio Securities Descriptions                       15
Public Offering                                         18
Distribution of Units                                   20
The Sponsor's Profits                                   21
The Secondary Market                                    21
How We Purchase Units                                   21
Expenses and Charges                                    21
Tax Status                                              22
Retirement Plans                                        24
Rights of Unit Holders                                  24
Income and Capital Distributions                        25
Redeeming Your Units                                    25
Investing in a New Trust                                26
Removing Securities from the Trust                      27
Amending or Terminating the Indenture                   28
Information on the Sponsor, Trustee and Evaluator       28
Other Information                                       29

                     Summary of Essential Information

                        Enhanced Index Portfolio
                                 FT 453


                    At the Opening of Business on the
               Initial Date of Deposit-September 26, 2000


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                   15,010
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/15,010
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                       $    9.900
     Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
        (2.980% of the net amount invested, exclusive of the deferred sales charge) (3)                   $     .295
     Less Deferred Sales Charge per Unit                                                                  $    (.195)
Public Offering Price per Unit (4)                                                                        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                           $    9.705
Redemption Price per Unit (based on aggregate underlying value of Securities
      less the deferred sales charge) (5)                                                                 $    9.705
Cash CUSIP Number                                                                                         30265V 108
Reinvestment CUSIP Number                                                                                 30265V 116
Fee Accounts Cash CUSIP Number                                                                            30265V 124
Fee Accounts Reinvestment CUSIP Number                                                                    30265V 132
Security Code                                                                                                  59637

First Settlement Date                           September 29, 2000
Rollover Notification Date                      December 1, 2001
Special Redemption and Liquidation Period       December 15, 2001 to December 31, 2001
Mandatory Termination Date (6)                  December 31, 2001
Income Distribution Record Date                 Fifteenth day of each June and December, commencing December 15, 2000
Income Distribution Date (7)                    Last day of each June and December, commencing December 31, 2000

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                                            2.95%         $.295
                                                                                                ========      ========
Initial sales charge (paid at time of purchase)                                                 1.00%(a)      $.100
Deferred sales charge (paid in installments or at redemption)                                   1.95%(b)       .195

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                                    .210%(c)      $.0210
                                                                                                ========      ========

Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .080%         $.0080
Creation and development fee                                                                    .350%(e)       .0348
Trustee's fee and other operating expenses                                                      .179%(f)       .0178
                                                                                                ________      ________
Total                                                                                           .609%         $.0606
                                                                                                ========      ========

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year        3 Years        5 Years        10 Years
______        _______        _______        ________
$377          $1,144         $1,930         $3,982

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you pay only the deferred sales charge.

_____________

(a) The initial sales charge is the difference between the maximum sales charge of 2.95% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.195 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing January 19, 2001.

(c) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trust. During the life of the Trust, this fee is accrued daily based on the Trust's net asset value at the annual rate of
 .35%. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than 1.00% of a Unit holder's initial investment.

(f) Other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 453


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 453, comprised of the Enhanced Index Portfolio, as of the opening of business on September 26, 2000. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on September 26, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

   In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 453, comprised of the Enhanced Index Portfolio, at the opening of business on September 26, 2000 in conformity with accounting principles generally accepted in the United States.



                                      ERNST & YOUNG LLP


Chicago, Illinois
September 26, 2000

                         Statement of Net Assets

                        Enhanced Index Portfolio
                                 FT 453


                    At the Opening of Business on the
               Initial Date of Deposit-September 26, 2000


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,598
Less liability for reimbursement to Sponsor for organization costs (3)                                       (315)
Less liability for deferred sales charge (4)                                                               (2,927)
                                                                                                         ________
Net assets                                                                                               $145,356
                                                                                                         ========
Units outstanding                                                                                          15,010

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $150,099
Less maximum sales charge (5)                                                                              (4,428)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (315)
                                                                                                         ________
Net assets                                                                                               $145,356
                                                                                                         ========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0210 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.195 per Unit), payable to us in ten equal monthly installments beginning on January 19, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 19, 2001. If you redeem Units before October 19, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.95% of the Public Offering Price per Unit (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

Page 5


                         Schedule of Investments

                        Enhanced Index Portfolio
                                 FT 453


                    At the Opening of Business on the
               Initial Date of Deposit-September 26, 2000


                                                                                    Percentage      Market       Cost of
Number      Ticker Symbol and                                                       of Aggregate    Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                        Offering Price  Share        the Trust (2)
_____       ____________________________________                                    __________      ______       _____________
            Dow DART 5 Strategy Stocks (33.33%):
            ___________________________________
155         BA          The Boeing Company                                          6.66%           $ 63.875     $  9,901
168         EK          Eastman Kodak Company                                       6.67%             59.000        9,912
 98         HWP         Hewlett-Packard Company                                     6.68%            101.313        9,929
110         MMM         Minnesota Mining & Manufacturing Company                    6.66%             90.000        9,900
355         MO          Philip Morris Companies, Inc.                               6.66%             27.875        9,896

            Nasdaq Target 15 Strategy Stocks (33.35%):
            _________________________________________
 58         ADCT        ADC Telecommunications, Inc.                                1.23%             31.563        1,831
 10         ADBE        Adobe Systems Incorporated                                  0.99%            147.625        1,476
 36         ALTR        Altera Corporation                                          1.12%             46.188        1,663
 84         AMGN        Amgen Inc.                                                  3.94%             69.688        5,854
 14         APOL        Apollo Group, Inc. (Class A)                                0.34%             35.938          503
 15         BMET        Biomet, Inc.                                                0.32%             31.938          479
  7         GENZ        Genzyme Corporation (General Division)                      0.32%             67.063          469
 26         LLTC        Linear Technology Corporation                               1.05%             60.250        1,566
 24         MXIM        Maxim Integrated Products, Inc.                             1.22%             75.688        1,817
 17         MLHR        Herman Miller, Inc.                                         0.33%             29.188          496
 28         NTAP        Network Appliance, Inc.                                     2.46%            130.438        3,652
157         ORCL        Oracle Corporation                                          8.32%             78.750       12,364
 13         PMCS        PMC-Sierra, Inc. (3)                                        1.91%            218.500        2,840
105         SUNW        Sun Microsystems, Inc.                                      8.34%            118.000       12,390
 28         XLNX        Xilinx, Inc.                                                1.46%             77.688        2,175

            Value Line(registered trademark) Target Strategy Stocks (33.32%):
            ________________________________________________________________
238         ADCT        ADC Telecommunications, Inc.                                5.06%             31.563        7,512
 14         AD          ADVO, Inc.                                                  0.33%             35.125          492
  8         BARZ        BARRA, Inc.                                                 0.33%             60.688          485
 31         CDWC        CDW Computer Centers, Inc.                                  1.51%             72.375        2,244
 13         CRUS        Cirrus Logic, Inc.                                          0.34%             38.250          497

                     Schedule of Investments (cont'd.)

                        Enhanced Index Portfolio
                                 FT 453


                    At the Opening of Business on the
               Initial Date of Deposit-September 26, 2000


                                                                                    Percentage       Market       Cost of
Number      Ticker Symbol and                                                       of Aggregate     Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                        Offering Price   Share        the Trust (2)
_____       ____________________________________                                    __________       ______       _____________
 12         FWRD        Forward Air Corporation                                     0.33%            $ 41.313     $    496
  8         IMPH        IMPATH Inc.                                                 0.33%              61.000          488
 34         IDTI        Integrated Device Technology, Inc.                          2.19%              95.750        3,255
 51         IVX         IVAX Corporation                                            1.55%              45.000        2,295
  8         KEI         Keithley Instruments, Inc.                                  0.35%              64.063          513
  4         LH          Laboratory Corporation of America Holdings                  0.30%             112.375          450
 35         LMS         The Lamson & Sessions Co.                                   0.33%              14.125          494
 65         MCRL        Micrel, Incorporated                                        2.92%              66.688        4,335
 11         MND         Mitchell Energy & Development Corp.                         0.34%              46.375          510
 11         NEWP        Newport Corporation                                         1.33%             179.938        1,979
 26         OO          Oakley, Inc.                                                0.33%              18.938          492
157         ORCL        Oracle Corporation                                          8.32%              78.750       12,364
 14         OCA         Orthodontic Centers of America, Inc.                        0.32%              34.125          478
 16         OXHP        Oxford Health Plans, Inc.                                   0.33%              30.484          488
 11         PLT         Plantronics, Inc.                                           0.32%              43.375          477
 22         PLXS        Plexus Corp.                                                1.14%              77.000        1,694
 15         DGX         Quest Diagnostics Incorporated                              1.09%             107.938        1,619
 59         RHI         Robert Half International Inc.                              1.29%              32.375        1,910
  5         TECH        Techne Corporation                                          0.37%             109.000          545
 39         WAT         Waters Corporation                                          2.27%              86.500        3,373
                                                                                    ________                      ________
                          Total Investments                                          100%                         $148,598
                                                                                    =======                       ========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on September 26, 2000. The Trust has a mandatory termination date of December 31, 2001.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities on the applicable exchange and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $146,935 and $1,663, respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which the prospectus relates, FT 453, consists of a single portfolio known as Enhanced Index Portfolio.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.

The objective of the Trust is to provide the potential for above-average capital appreciation by investing the Trust's portfolio in the common stock of companies selected through a combination of three strategies developed by Nike Securities Strategy Research Team. The Trust has been created to give investors a product that seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). First Union Securities ("First Union") believes this portfolio offers enhanced performance potential over pure value and pure growth strategies. This is accomplished through an investment strategy that is based on a comprehensive list of screening criteria including growth, value, price momentum, profitability and market capitalization. First Union believes the Trust may provide investors with a better opportunity for investing success to meet their financial goals, regardless of which investment style prevails in the coming market environment.

Product Features.

- Participation in three distinct investing strategies, and the ability to capture a representative portion of the broader market.

- A portfolio with three components:

-    Large cap growth stocks (through the Nasdaq Target 15 Strategy);

-    Large cap value stocks (through the Dow (sm) DART 5 Strategy);

-    "GARP" stocks-growth at reasonable price (through the Value
Line(registered trademark) Target Strategy).

The strategy utilized for the Trust remains true to its stated objective. Because it adheres to a disciplined investment process, it dictates what to buy, when to buy and when to sell. This approach is also considered "buy and hold" and encourages investors to focus on time in the market, not timing the market. It allows investors to think long-term, and to be less concerned with day-to-day fluctuations in the market, or other factors outside their control. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately 1/3 common stocks which comprise the Dow(sm) Dividend and Repurchase Target ("DART") 5 Strategy;

- Approximately 1/3 common stocks which comprise the Nasdaq Target 15 Strategy; and

- Approximately 1/3 common stocks which comprise the Value
Line(registered trademark) Target Strategy.

We cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.

Portfolio Strategies.

The Dow(sm) DART 5 Strategy.


The Dow(sm) DART 5 Strategy selects a portfolio of five DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving this Strategy's investment objective. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1." The Dow(sm) DART 5 Strategy stocks are determined as follows:

   Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.


Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy stocks.

The Nasdaq Target 15 Strategy.

The Nasdaq Target 15 Portfolio Strategy selects a portfolio of the 15 Nasdaq 100 Index(registered trademark) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq Target 15 Strategy stocks are determined as follows:


Step 1: We select stocks which are components of the Nasdaq 100
Index(registered trademark) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst (100)).


Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Strategy stocks.

The stocks which comprise The Nasdaq Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise approximately less than 1% or 25% or more of the Nasdaq Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from The Nasdaq Target 15 Strategy stocks.


Value Line(registered trademark) Target Strategy.

The Value Line(registered trademark) Target Strategy selects a portfolio of 25 of the 100 stocks that Value Line(registered trademark) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes as a means to achieving this Strategy's investment objective. Value Line(registered trademark) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(registered trademark) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(registered trademark) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and apply the following screens as of two business days prior to the date of this prospectus.

Step 2: We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then screen for profitability by ranking the stocks by their return on assets.

Step 4: Finally, we screen for value by ranking the stocks based on their price to cash flow per share.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(registered trademark) Target Strategy stocks.


The stocks which comprise the Value Line(registered trademark) Target Strategy are weighted by market capitalization subject to the restriction that no stock will comprise approximately less than 1% or 25% or more of the Value Line(registered trademark) Target Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


"Dow Jones Industrial Average(sm)," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote the Trust. Dow Jones makes no representation regarding the advisability of investing in such products.

The "Nasdaq 100(registered trademark)," "Nasdaq 100 Index(registered trademark)," and "Nasdaq(registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Trust has not been passed on by the Corporations as to its legality or suitability. The Trust is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Trust.

"Value Line(registered trademark)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Trust is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, The Nasdaq Stock Market, Inc., Value Line and Standard & Poor's are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. None of the index publishers have approved of any of the information in this prospectus.

Please note that we applied each strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities.

There is, of course, no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

One of the strategies included in the Trust uses dividend yield as a selection criteria, which employs a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trust or that these Securities will increase in value.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust's comparative indexes. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Technology Industry. Because more than 25% of the Trust's portfolio is invested in common stocks of companies in the technology industry, the Trust is considered to be concentrated in this industry. A portfolio concentrated in an industry may present more risk than a portfolio broadly diversified over general industries. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies, Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. One of the Securities in the Trust is issued by a foreign company, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. This Security is directly listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

          Hypothetical Performance Information

The following table compares the hypothetical performance information for the specified combination of the three strategies which comprise the Trust in their respective proportions ("Enhanced Index Strategy"), the hypothetical performance information of each individual strategy which comprises the Enhanced Index Strategy and the actual performance of the DJIA, Nasdaq 100 Index and the S&P 500 Index in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions or taxes.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising the strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trust is not designed to parallel movements in any index and it is not expected that it will do so. In fact, the Trust's strategies underperformed their comparative indexes in certain years and we cannot guarantee that the Trust will outperform any index over the life of the Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest and most active non-financial domestic and international companies listed on the NASDAQ National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                                           COMPARISON OF TOTAL RETURN(2)
   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
        Hypothetical Strategy Total Returns(1)                                    Index Total Returns
        ___________________________________                                       ___________________
        Enhanced      The Dow(sm)  The Nasdaq       Value Line          DJIA         Nasdaq          S&P
Year    Index         DART 5       Target 15        (registered                      100 Index       500 Index
        Strategy      Strategy     Strategy         trademark)
                                                    Target Strategy
____    ______         ______        ______         ______             ______        ______          ______
1986    27.27%         44.72%        18.71%         18.39%             27.00%         6.89%          18.31%
1987    10.23%          3.17%        11.15%         16.35%              5.66%        10.49%           5.33%
1988     1.17%         15.41%        -3.38%         -8.49%             16.03%        13.54%          16.64%
1989    38.97%         36.94%        34.15%         45.83%             32.09%        26.17%          31.35%
1990    -0.73%          2.92%        -8.13%          3.01%             -0.73%       -10.41%          -3.30%
1991    76.28%         39.35%       105.45%         84.07%             24.19%        64.99%          30.40%
1992     1.39%          9.98%        -2.94%         -2.87%              7.39%         8.86%           7.62%
1993    22.39%         16.88%        25.46%         24.83%             16.87%        11.67%           9.95%
1994     4.19%         -8.46%         7.59%         13.45%              5.03%         1.74%           1.34%
1995    48.65%         43.31%        50.47%         52.17%             36.67%        43.01%          37.22%
1996    47.77%         32.29%        56.63%         54.38%             28.71%        42.74%          22.82%
1997    28.21%         18.66%        31.99%         34.00%             24.82%        20.76%          33.21%
1998    78.15%         24.35%       119.17%         90.98%             18.03%        85.43%          28.57%
1999    73.17%         16.81%        96.80%        105.97%             27.06%       102.08%          20.94%
2000    13.49%         -9.26%        25.51%         24.22%             -8.44%         1.53%          -0.44%
(thru 6/30)

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Based on the year-by-year returns contained in the table, over the full years listed above, the Enhanced Index Strategy achieved an average annual total return of 29.86%. In addition, over the full years stated above, the Enhanced
Index Strategy achieved a greater average annual total return than that of the DJIA, Nasdaq 100 Index and the S&P 500 Index which were 18.69%, 27.06% and 17.94%, respectively.

            Portfolio Securities Descriptions

Dow DART 5 Strategy Stocks
__________________________


The Boeing Company, headquartered in Seattle, Washington, with subsidiaries, produces and markets commercial jet transports and provides related support services, principally to commercial customers; and develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


Nasdaq Target 15 Strategy Stocks
________________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Herman Miller, Inc., headquartered in Zeeland, Michigan, designs, manufactures and sells furniture systems, products and related services primarily for offices. The company's customers also include healthcare facilities, including hospitals and clinical, industrial and educational laboratories.



Network Appliance, Inc., headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


Value Line(registered trademark) Target Strategy Stocks
_______________________________________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



ADVO, Inc., headquartered in Windsor, Connecticut, solicits and processes printed advertising from retailers, manufacturers and service companies for distribution by mail to consumer households in the United States on a national, regional and local basis. The company's direct mail products and services include shared mail and solo mail.



BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.



Forward Air Corporation, headquartered in Greeneville, Tennessee, provides scheduled transportation services to air freight forwarders, fully integrated air cargo carriers and domestic and international airlines.



IMPATH Inc., headquartered in New York, New York, provides the expertise to establish correct diagnosis, accurate prognosis, treatment determination and patient follow-up, all of which are essential for making medically optimal and cost-effective cancer management decisions. The company is focused exclusively on the analysis of cancer, combining advanced technologies and medical expertise to provide patient-specific diagnostic, prognostic and treatment information to physicians involved in the treatment of cancer.



Integrated Device Technology, Inc., headquartered in Santa Clara,
California, designs, develops, makes and sells a broad range of high performance semiconductor products and modules for its key markets: data communications and telecommunications equipment; personal computers; and shared network devices.



IVAX Corporation, headquartered in Miami, Florida, researches, develops, makes and sells generic and branded pharmaceuticals. The company's business is focused primarily in oncology products, respiratory products and specialty generic pharmaceuticals.



Keithley Instruments, Inc., headquartered in Solon, Ohio, provides electrical measurement solutions to wireless communications, semiconductor and electronic component manufacturers, other high-growth areas of the electronics industry and research laboratories.



Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.



The Lamson & Sessions Co., headquartered in Cleveland, Ohio, makes and distributes a broad line of thermoplastic electrical, telecommunication and engineered sewer products; and distributes a wide variety of consumer electrical wiring devices. The company's products are sold mainly to national and regional electrical distributors, power utilities, regional Bell operating companies and other telecommunications providers, national and regional retailers, and government and private builders of sewer and drainage systems.



Micrel, Incorporated, headquartered in San Jose, California, designs, develops, manufactures and markets a range of high performance analog integrated circuits that are used in a wide variety of electronic products, including those in the communications, computer and industrial markets.



Mitchell Energy & Development Corp., headquartered in The Woodlands, Texas, produces natural gas and oil, and gathers and markets natural gas liquids in Texas, Louisiana and Oklahoma.



Newport Corporation, headquartered in Irvine, California, designs, makes and markets components and systems which enhance productivity and capabilities of automated assembly and test and measurement for high precision manufacturing and engineering applications. The company's products are used in semiconductor manufacturing and testing, fiber optic communications and other commercial applications that require ever increasing higher-precision and tighter tolerances.



Oakley, Inc., headquartered in Foothill Ranch, California, designs, makes and distributes high-performance eyewear and athletic equipment used by a variety of athletes such as skiers, cyclists, runners, surfers, golfers, tennis and baseball players, and motocross riders, as well as for the nonsports market.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Orthodontic Centers of America, Inc., headquartered in Ponte Vedra Beach, Florida, develops and manages orthodontic practices located in 41 states. The company's services include operations, financial, marketing and administrative services provided to the orthodontic centers.



Oxford Health Plans, Inc., headquartered in Trumbull, Connecticut, provides health benefit plans including point-of-service Freedom and Liberty Plans, traditional health maintenance organizations, dental plans and third party employer funded benefit plans in Connecticut, Florida, Illinois, New Hampshire, New Jersey, New York and Pennsylvania.



Plantronics, Inc., headquartered in Santa Cruz, California, designs, makes and sells lightweight communication headsets which can be worn over the head or on either ear; and makes and sells amplified telephone handsets and specialty telephones for hearing impaired users, and noise-canceling handsets for use in high-noise environments.



Plexus Corp., headquartered in Neenah, Wisconsin, provides product realization services to original equipment manufacturers in the computer, medical, industrial, telecommunications and transportation electronics industries.



Quest Diagnostics Incorporated, headquartered in Teterboro, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.



Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.



Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.


Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charge payments of $.0195 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from January 19, 2001 through October 19, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.95% of the Public Offering Price.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.


You can use rollover proceeds from a previous series of the Trust or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%, but you will not be eligible to receive the reduced sales charge described in the above table. For rollover purchases of $1,000,000 or more, the deferred sales charge shall be limited to 1.20% of the Public Offering Price. Please note that any deferred sales charge remaining on units you redeem to buy Units of this Trust will be deducted from those redemption proceeds.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial or deferred sales charge described in this section on such purchases. We reserve the right to limit or deny purchases of Units not subject to the initial or deferred sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, selling agents, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Concessions.


Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a sales charge which are purchased using rollover, redemption and/or termination proceeds, this amount will be reduced to 1.3% of the sales price of these Units (.50% for Rollover purchases of $1,000,000 or more).



Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:



Total Sales                 Additional
(in millions)               Concession
_____________________       __________
$20 but less than $50        0.050%
$50 but less than $75        0.100%
$75 but less than $100       0.150%
$100 or more                 0.200%


Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales level is met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of

Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits


We will receive a gross sales commission equal to the maximum sales charge per Unit of the Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). We will pay First Union Securities, Inc. .20% of the Public Offering Price per Unit sold. During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.


In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.


As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than 1.00% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Dow Jones, The Nasdaq Stock Market, Inc. and Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from the Trust when you redeem your Units (except for Fee Accounts) or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the

Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Roth Individual Retirement Accounts;

- Education Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more of the Trust for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to use the same procedure we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.195 per unit). Units purchased using proceeds from Fee Accounts Units will generally not be subject to any deferred sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of trusts we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                     Information on
First Union Securities, the Sponsor, Trustee and Evaluator

First Union Securities.

First Union Securities, Inc., member NYSE and SIPC, is a separate non-bank affiliate of First Union Corporation, America's sixth largest commercial bank holding company. First Union Securities employs more than 6,000 associates of which approximately 2,800 are Financial Advisors. With approximately $150 billion in client assets, the firm serves more than 1.5 million client accounts through over 300 securities offices nationwide.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 31


          FIRST UNION(registered trademark) SECURITIES

                        Enhanced Index Portfolio
                                 FT 453

                         First Union Securities

                          901 East Byrd Street
                        Richmond, Virginia 23219

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                        ________________________

     This prospectus contains information relating to Enhanced Index
               Portfolio, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-44220) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

Information about the Trust is available on the EDGAR Database on the
                     Commission's Internet site at
                          http://www.sec.gov.

To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                           September 26, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                   First Trust  (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 453 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated September 26, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                      1
The Nasdaq Stock Market, Inc.                                  2
Value Line Publishing, Inc.                                    2
Risk Factors
   Securities                                                  3
   Dividends                                                   3

   Foreign Issuers                                             3
Litigation
   Tobacco Industry                                            4

Concentration
   Technology Companies                                        4

Dow Jones & Company, Inc.

The Trust is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Trust. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Trust into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(registered trademark) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(registered trademark) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.


Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.



Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.



On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.



Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.



Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation



Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.



In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of the Trust.


Concentration

Technology Companies. An investment in Units of the Trust should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 453, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 453, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 26, 2000.

                              FT 453

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   September 26, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated September  26,  2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-44220) and related Prospectus of FT 453.



                                               ERNST & YOUNG LLP


Chicago, Illinois
September 26, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 453 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45355] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6